UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Potbelly Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
73754Y100
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)
☐      Rule 13d-1(c)
☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Bryant L. Keil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 571,269
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,014,004
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,004
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 73754Y100	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Potbelly Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:
222 Merchandise Mart Plaza, 23rd Floor Chicago, IL 60654
Item 2(a).	Name of Person Filing:
Bryant L. Keil
Item 2(b).	Address of Principal Business Office or, if none, Residence:
c/o Potbelly Corporation 222 Merchandise Mart Plaza, 23rd Floor Chicago, IL 60654
Item 2(c).	Citizenship:
U.S.A.
Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share
Item 2(e).	CUSIP Number:
73754Y100
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), indicate type of person filing. Not applicable
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,014,004 shares (as of December 31, 2014)
(b) Percent of class: 3.5% (based on 28,965,043 shares outstanding as of October 31, 2014)
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 571,269 shares
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,014,004 shares, which amount includes options to purchase 442,735 shares of common stock.
(iv) Shared power to dispose or to direct the disposition of: 0

CUSIP No. 73754Y100	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
Not applicable.

CUSIP No. 73754Y100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2015
Date
/s/Bryant L. Keil
Signature